FOR IMMEDIATE RELEASE:

Afya Limited Announces Cliquefarma’s Acquisition

April 16, 2021 – Afya Limited, or Afya (Nasdaq: AFYA) today announced the acquisition of 100% of the total share capital of Cliquefarma, a healthtech company operating a free-to-use website that tracks prescription drugs, cosmetics and personal hygiene product prices in Brazil.

Users of Cliquefarma can easily search for medications or healthcare products and compare prices from over 5,000 pharmacies in Brazi. The traffic generated is monetized through a cost-per-click model, where drugstores pay for each click on their ads.

“The acquisition of Cliquefarma will enhance our Digital Prescription pillar, creating the opportunity to leverage traffic and GMV with prescriptions generated from Afya’s Physician Ecosystem. As an example, iClinic’s prescriptions generated in 2020 totaled 3.4 million.

We are also very pleased that Angelo Alves and Cezar Machado, Cliquefarma’s founders, will join Afya’s Digital team bringing more than 25 years of experience in the healthtech market,” said Virgílio Gibbon, Afya’s CEO.

In 2020 Cliquefarma generated traffic of 20 million visitors and R$ 43.2 million in GMV (Gross Merchandise Volume), the latter representing a 52.9% growth compared to 2019.

The aggregate purchase price is R$ 19 million (Enterprise Value) of which 84.2% paid in cash and 15.8% is paid in Afya stocks as the date hereof. An earn-out of R$ 3 million can be paid related to product development. This aggregate purchase price is equivalent to a 4.1x gross revenue multiple for 2021 expected gross revenue.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and their daily practices with digital products.

Contact: Investor Relations: ir@afya.com.br